EXHIBIT 99.1

Pengrowth Provides Lindbergh Heavy Oil Differential Update for October and November With More Than 90% of Production Protected From Spot Pricing

Lindbergh On Track to Exit 2019 at 19,000 Barrels Per Day with November Month-to-Date Production That Has Averaged an Estimated 18,700 Barrels Per Day

CALGARY, Alberta, Nov. 29, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth”) (TSX:PGF, OTCQX:PGHEF), today reported the realized pricing and differentials for Lindbergh diluted bitumen (“Dilbit”) for the months of October and November.

For the remainder of 2018, Pengrowth’s market access strategy includes two apportionment protected fixed differential contracts for Dilbit with refiners: One for 12,000 barrels per day (“bbl/d”) at West Texas Intermediate (“WTI”) minus US$16.95 and one for 5,000 bbl/d at WTI minus US$17.88 (including the apportionment protection fee). Both contracts cover a total of 17,000 bbl/d of Dilbit. As a result of these contracts, realized pricing for Lindbergh Dilbit for the month of October was CA$59.29/bbl for a netback of CA$33.85/bbl of bitumen.

“Given current spot differentials for Western Canadian Select (“WCS”) crude, we wanted to provide the market greater clarity on the advantaged prices we are realizing on our Lindbergh bitumen,” said Pete Sametz, President and CEO of Pengrowth. “As a result of our market access strategy, Lindbergh production is well insulated from current spot pricing, with only 9% of October production and 6% of November production exposed to the spot market.”

October Production and Realized Pricing
Lindbergh produced 18,350 bbl/d of bitumen for the month of October that, after being blended with 7,700 bbl/d of condensate, was sold as 26,050 bbl/d of Dilbit.  As a result of Pengrowth’s market access strategy, the realized pricing for Lindbergh Dilbit in October was WTI minus US$24.00. Apportioned barrels (barrels without protection that the pipeline returns to the producer) and production in excess of plan resulted in 2,350 bbl/d of Dilbit being sold on the spot market.

Dilbit (bbl/d) (1)	WTI minus (US$)	Contract Type
12,000	$16.95	Fixed price, apportionment protected
5,000	$17.88	Fixed price, apportionment protected
5,500	$29.32	WCS Index price, apportionment protected
1,200	$29.61	WCS Index price
2,350	$50.89	Spot
26,050(2)	$24.00(3)	Weighted Average Differential

(1) Barrels per day are rounded and approximate
(2) Actual Dilbit sales, including inventory adjustments
(3) Weighted Average Differential is rounded

November Production and Realized Pricing (Estimated and subject to month end reconciliation)
Lindbergh has produced an estimated average of 18,700 bbl/d of bitumen as of November 27 that, after being blended with approximately 8,900 bbl/d of condensate, was sold as 27,600 bbl/d of Dilbit.  So far, the realized pricing for Lindbergh Dilbit in November is estimated to be WTI minus US$28.60. Apportioned barrels and production in excess of plan resulted in 1,600 bbl/d of Dilbit being sold on the spot market.

Dilbit (bbl/d)(1)	WTI minus (US$)	Contract Type
12,000	$16.95	Fixed price, apportionment protected
5,000	$17.42	Fixed price, apportionment protected
7,300	$47.11	WCS Index price, apportionment protected
1,700	$45.66	WCS Index price
1,600	$48.95	Spot
27,600(2)	$28.60(3)	Weighted Average Differential

(1) Barrels per day are rounded and approximate
(2) Estimated Dilbit sales, including inventory adjustments
(3) Weighted Average Differential is rounded

2019 Market Access
Pengrowth’s Market Access Strategy continues into 2019 to help mitigate the regional price discounts which are currently impacting Western Canadian producers and costing the overall Canadian economy billions of dollars. To help mitigate this cost for Pengrowth, we currently have apportionment protection on 15,000 bbl/d of Dilbit in 2019, and will continue to seek additional barrels of apportionment protection at protected pricing. This protection includes physical contracts in place that ensure market access for 10,000 bbl/d of Dilbit at an average price of WTI minus US$19.24 for 2019. It also includes secured term sales agreements at Hardisty for an additional 5,000 bbl/d of Dilbit for 2019 that are 100% apportionment protected and priced at the monthly WCS Index plus an apportionment protection fee.

About Pengrowth:
Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 29 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

For investor and media inquiries please contact:

Tom McMillan
1-855-336-8814
Tom.McMillan@pengrowth.com